Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated March 28, 2012 (the “Offer to Purchase”) and the related Letter of Transmittal (as defined in the Offer to Purchase) and any amendments or supplements thereto. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(and associated preferred stock purchase rights)

of

Midas, Inc.

at

$11.50 Net Per Share

by

Gearshift Merger Corp.

a Wholly-Owned Subsidiary of

TBC Corporation

Gearshift Merger Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of TBC Corporation, a Delaware corporation (“Parent”), is offering to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights”), of Midas, Inc., a Delaware corporation (“Midas”), at a price of $11.50 per Share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the “Offer”). Stockholders of record who tender directly to Computershare Trust Company, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges any service fees or commissions. Unless the context otherwise requires, all references herein to the “Shares” shall be deemed to include the associated Rights.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF TUESDAY, APRIL 24, 2012 UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 12, 2012, by and among Parent, Purchaser and Midas (as may be amended, the “Merger Agreement”), pursuant to which, after completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into Midas (the “Merger”), with Midas continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Parent, and each issued and outstanding Share (other than Shares owned by Parent, Purchaser, Midas, or any subsidiary thereof, or by any stockholder of Midas who is entitled to and properly exercises appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes. As a result of the Merger, Midas will cease to be a publicly traded company and will become wholly-owned by Parent. The Merger Agreement is more fully described in the Offer to Purchase.

After careful consideration, the board of directors of Midas has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including without limitation, the Offer and the Merger, upon the terms and conditions set forth in the Merger Agreement, are advisable, fair to and in the best interests of Midas and Midas’ stockholders (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) recommended that Midas’ stockholders accept the Offer, tender their Shares pursuant to the Offer and, to the extent required by the Delaware General Corporation Law (“DGCL”), adopt the Merger Agreement.

The Offer is not subject to a financing condition. The Offer is conditioned upon, among other things, the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall be validly tendered and not properly withdrawn prior to the Expiration Date a number of Shares which, when added to the number of shares already owned by Parent and Purchaser and their respective subsidiaries and the number of Shares underlying the Options (as defined in the Offer to Purchase) that are available to be acquired by Parent immediately after the Acceptance Time (as defined in the Offer to Purchase) pursuant to the Tender and Support Agreement (the “Support Agreement”) with Alan Feldman, Midas’ Chairman, President and Chief Executive Officer, and the Alan D. Feldman Irrevocable 2010 Midas Grantor Annuity Trust, represent at least a majority of the sum of (x) the issued and outstanding Shares as of the Expiration Date, plus (y) the aggregate number of Shares issuable to holders of outstanding Options (including, for the avoidance of doubt, the Shares underlying the Options that are available to be acquired by Parent immediately after the Acceptance Time (as defined in the Offer to Purchase) pursuant to the Support Agreement), plus (z) the aggregate number of Shares issuable to holders of outstanding Warrants (as defined in the Offer to Purchase) (the “Minimum Tender Condition”); (ii) the expiration or termination of any waiting period (or any extension thereof) applicable to the purchase of Shares under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules and regulations promulgated thereunder; (iii) that there shall not be any temporary restraining order, preliminary or permanent injunction, law or other judgment issued by any court of competent jurisdiction in effect enjoining or otherwise preventing or prohibiting the consummation of the Offer or the Merger; (iv) that since March 12, 2012, there has not occurred any change, circumstance, event or occurrence that has had or would reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement, and more fully described in the Offer to Purchase) with respect to Midas; or (v) that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other conditions described in the Offer to Purchase.

Midas has granted to Purchaser an irrevocable right (the “Top-Up”) to purchase from Midas the number of Shares that, when added to the number of Shares already owned by Parent and its subsidiaries (including Purchaser) following consummation of the Offer, constitutes one Share more than the number of Shares necessary for Purchaser to be merged into Midas without any vote of Midas’ stockholders in accordance with Section 253 of the DGCL. Under the DGCL, the threshold for this type of merger, which is referred to as a “short-form” merger, is 90% of the outstanding Shares (the “90% Threshold”). Purchaser will be deemed to have exercised the Top-Up immediately following consummation of the Offer if the number of Shares validly tendered in the Offer and not properly withdrawn, when added to the Shares owned by Parent and its subsidiaries (including Purchaser), does not satisfy the 90% Threshold. Midas has enough Shares remaining authorized for issuance under its certificate of incorporation such that, if the Minimum Tender Condition is satisfied, the Top-Up will provide Purchaser with the requisite number of Shares to satisfy the 90% Threshold and consummate the Merger as a short-form merger. Following the closing of the Offer and, if necessary, the Top-Up, Purchaser and Midas will, subject to the satisfaction or waiver of the conditions of the Merger, take all necessary and appropriate action to cause the Merger to become effective immediately after consummation of the Offer, as a short-form merger pursuant to applicable provisions of the DGCL without action of Midas’ stockholders.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the United States Securities and Exchange Commission (the “SEC”) and the New York Stock Exchange (“NYSE”), Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Tender Condition, which may only be waived with the prior written consent of Midas). Without the prior consent of Midas, Purchaser cannot (i) reduce the number of Shares sought to be purchased in the Offer, (ii) reduce the Offer Price, (iii) change the form of consideration payable in the Offer, (iv) amend, modify or waive the Minimum Tender Condition, (v) add any conditions to the Offer or amend, modify or supplement any condition to the Offer in a manner adverse to any holder of Shares or (vi) terminate the Offer or extend or otherwise amend or modify the Expiration Date of the Offer in any manner other than in compliance with the terms of the Merger Agreement or (vii) provide any subsequent offering period unless the exercise of the Top-Up would be insufficient to cause Parent to meet the 90% Threshold or is otherwise held by a court of competent jurisdiction to be unenforceable or is enjoined by such court.

Pursuant to the Merger Agreement, Purchaser is required to extend the Offer (i) for any period required by the U.S. federal securities laws or any rule, regulation, interpretation or position of the SEC or its staff or any rule or regulation of the NYSE, in each case applicable to the Offer and (ii) unless Parent or Midas has terminated the Merger Agreement in accordance with its terms, for one or more periods in consecutive increments of up to ten (10) business days each until July 12, 2012 if, at any Expiration Date, any condition to the Offer has not been satisfied or waived (to the extent waivable in accordance with the terms thereof), unless the only condition that has not been satisfied or waived is the Minimum Tender Condition, in which case Purchaser may, at its option, extend the Offer for one period of up to ten (10) business days and, if requested by Midas, Purchaser must extend the Offer for one or more periods of up to ten (10) business days each until July 12, 2012. Additionally, Midas may require Purchaser to extend the Offer for not more than ten (10) business days from the date Midas requests such extension if Midas receives an Acquisition Proposal or delivers a Company Board Recommendation Change (each as defined in the Offer to Purchase).

Purchaser does not currently expect that there will be any need for a subsequent offering period because Midas has a sufficient number of Shares remaining authorized for issuance under its certificate of incorporation such that, if the Minimum Tender Condition is satisfied, the Top-Up will provide Purchaser the requisite number of Shares to satisfy the 90% Threshold and consummate the Merger as a short-form merger.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. If Purchaser elects to provide any subsequent offering period, an announcement of such election will be made no later than 9:00 a.m., New York City time, on the next business day following the Expiration Date.

On the terms of and subject to the conditions to the Offer, promptly after the Expiration Date of the Offer, Purchaser will accept for payment, and pay for, all Shares validly tendered to the Purchaser in the Offer and not properly withdrawn prior to the Expiration Date of the Offer. For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn if and when Purchaser gives written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”), or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn at any time after May 26, 2012, which is the 60th day after the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. A withdrawal of a Share will also constitute a withdrawal of the associated Right. Rights may not be withdrawn unless the associated Shares are also withdrawn. For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals of Shares may not be rescinded. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

Purchaser will determine, in its discretion (subject to the Merger Agreement), all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of Purchaser, the Depositary, the Information Agent (as defined below), Midas or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Midas has provided, or caused its transfer agent to provide, Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Midas’ stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a holder of Shares will recognize gain or loss equal to the difference between (i) the amount of cash received pursuant to the Offer or the Merger and (ii) its adjusted tax basis in the Shares exchanged therefor. For a more detailed description of the United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to such holder of tendering Shares in the Offer or the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Dealer Manager for the Offer is:

Morgan Joseph TriArtisan, LLC

600 Fifth Avenue, 19th Floor

New York, NY 10020

(212) 218-3796

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokerage Firms, Please Call: (212) 269-5550

Stockholders and All Others, Call Toll-Free: (800) 901-0068

Email: midas@dfking.com

March 28, 2012